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                            May 25, 2023

       Jeffrey Tirman
       Chief Executive Officer
       Abri SPAC I, Inc.
       9663 Santa Monica Blvd., No. 1091
       Beverly Hills, CA 90210

                                                        Re: Abri SPAC I, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed May 11, 2023
                                                            File No. 333-268133

       Dear Jeffrey Tirman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2023 letter.

       Amendment No. 2 to Registration Statement of S-4 Filed May 11, 2023

       Cover Page

   1. We note your revised disclosure in response to comment 1. We also note the disclosure on your cover page
provides that the company intends to rely on the controlled company exemptions, the
disclosure on page 182 provides that the company "may" rely on the exemptions, and the
dislcosure on pages 20 and 61 are silent as to whether the company plans to rely on the
controlled company exemptions. Please revise to clarify whether or not the company intends
to rely on the exemptions and update for consistency across the disclosure.
   2. We note your disclosure in response to comment 2 that "we cannot assure you that the shares of Common Stock
and Warrants will be approved for listing on Nasdaq." Please
 Jeffrey Tirman
FirstName
Abri SPACLastNameJeffrey Tirman
             I, Inc.
Comapany
May         NameAbri SPAC I, Inc.
      25, 2023
May 25,
Page  2 2023 Page 2
FirstName LastName
         disclose here and elsewhere in your filing, as applicable, whether the Business
         Combination is contingent upon listing. To the extent it is not contingent, please revise your risk factor disclosure accordingly to address the risks of proceeding with the
         Business Combination without a Nasdaq or other national market listing.
Q: What interests does the Sponsor and its affiliates have in the Business Combination?, page 11

3. We note your revised disclosure in response to comment 3. Revise to ensure the disclosure describing the interests of the sponsor and its affiliates is consistent across the filing. In this regard, we note that the disclosure on pages 11, 36, 72, and 105 continues to include different information.
Q: Are there any arrangements to help ensure that Abri will have sufficient funds..., page 13

4. We note your disclosure on page 163 that the Company will need additional financings in order to have sufficient ability to satisfy the maximum redemption request scenario, which appears to assume the redemption of all remaining public shares. Please revise this section to address this, particularly in light of the addition of Proposal No. 2A.
Selected Historical Financial Data of Abri, page 42

5. The working capital deficit as of December 31, 2021 as disclosed on page 42 does not agree to the amount reflected in Abri's audited balance sheet on page F-3. Please reconcile and revise these disclosures.
Selected Historical Consolidated Financial Data of DLQ, page 43

6. The working capital of DLQ as of December 31, 2021 as disclosed on page 43 does not agree to the amount reflected in DLQ's audited balance sheet included on page F-29.
         Please reconcile and revise these disclosures.
Risk Factors
DLQ may be subject to fines or other penalties imposed by the Internal Revenue Service..., page
45

7. We note your response to comment 8 that you do not expect any income tax expense liability and that you have removed the related risk factor; however, the risk factor still appears on page 45. Please revise accordingly.
Delaware law and our Amended Charter and Bylaws will contain certain provisions..., page 61

8. We reissue comment 9 in part. Revise this risk factor to address the inability of stockholders to act by written consent.
Summary Financial Projections, page 97

9. We note that you appear to have changed both the projected revenue and projected
 Jeffrey Tirman
FirstName
Abri SPACLastNameJeffrey Tirman
             I, Inc.
Comapany
May         NameAbri SPAC I, Inc.
      25, 2023
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         operating expenses values for 2022 to match the actual revenue and operating expenses of
         DLQ for 2022. We also note that you have not changed any other related projected figures. Please tell us whether the board obtained updated projections, and if not, please clarify what these changes represent and why they were made. Information About DLQ
Major Customers, page 146

10. We note your response to comment 20. Please identify by name the two major customers who accounted for approximately 53% of your revenue for 2022 and describe the material terms of the arrangements with these customers.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
DLQ, Inc.
Carve-Out Consolidated Results of Operations for the fiscal years ended December 31, 2022 and
2021
Cash flows
Operating Activities, page 153

11. We note your revised disclosure regarding cash flows from operating activities for the year ended December 31, 2022, and reissue comment 21 in part. Please discuss and analyze the key drivers responsible for changes in your cash flows used in operating activities during the year ended December 31, 2022. Refer to Item 303(b) of Regulation
         S-K.
12. Reference your disclosure on page 154. Please disclose any known trends or demands, commitments, events or uncertainties that are reasonably likely to result in DLQ's liquidity decreasing materially in any way. Explain why you do not believe current liquidity is materially deficient as you disclose there is substantial doubt about DLQ's ability to continue as a going concern for one year after the issuance of DLQ's financial statements for the year ended December 31, 2022 in Note 2 on page F-35. DLQ has incurred material net losses of over $5 million and negative cash flows from operations in each of the last two fiscal years. Discuss the actions taken or that DLQ plans to take to remedy the deficiencies in liquidity, fund the expansion of its operations, and to provide necessary working capital to meet current obligations. Describe internal and external sources of liquidity including any unused amounts available at December 31, 2022. Refer to Item 303(b)(1)(i) of Regulation S-K.
Comparative Historical and Unaudited Pro Forma Combined Per Share Financial Information , page 157

13. We are unable to determine how you calculated Abri's historical book value per share for the year ended December 31, 2022. Please supplementally provide us with your computation of this amount.
 Jeffrey Tirman
FirstName
Abri SPACLastNameJeffrey Tirman
             I, Inc.
Comapany
May         NameAbri SPAC I, Inc.
      25, 2023
May 25,
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14. Please explain how you calculated or determined DataLogiq, Inc's equivalent per share pro forma net loss per share, basic and diluted for the year ended December 31, 2022, assuming maximum redemption as it does not appear to be based on the expected exchange ratio of .75 disclosed in footnote (2).
DLQ, Inc. and Abri SPAC I, Inc.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 162

15. It appears that footnote (J) should be placed next to the adjustment decreasing cash and cash equivalents by $12,841 under the Transaction Accounting Adjustments (Assuming
         Maximum Redemption) column rather than footnote (H). Please advise or revise as appropriate.
DLQ, Inc. Carved Out Consolidated Financial Statements for the Years Ended December 31,
2022 and 2021
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Liquidity, page F-35

16. Please disclose management's plans for addressing the company's liquidity concerns that are intended to mitigate the conditions or events that raise substantial doubt about the
         entity   s ability to continue as a going concern. In your disclosure, discuss management's
         plans for obtaining additional funding from its parent Logic, Inc. or for obtaining additional sources of financing. Refer to ASC 205-40-50-12 through 50-14.
Note 10 - Loss Per Share, page F-42

17. We have reviewed your response and revisions to Note 10 but are unclear as to why you have presented pro forma earnings per share. Please revise to disclose DLQs historical earnings per share rather than "pro forma earnings per share" for each period presented as required by ASC 260. As your consolidated statement of equity on page F-31 indicates
         DLQ had 2,000 common shares outstanding during all periods presented, it appears that earnings per share should be based on these 2,000 shares rather than the 15,288,078 shares currently used in your pro forma computations. Also, your consolidated statement of operations on page F-30, the pro forma combined statement of operations on page 164 and elsewhere throughout the filing where you disclose DLQ's earnings per share, including pages 43 and 157 should be revised to disclose historical earnings per share rather than pro forma earnings per share. Alternatively, if you continue to believe your current pro forma presentation is appropriate, please explain why, cite the relevant GAAP accounting literature applied, and explain how you arrived at the 15,288,078 shares used in your computations based on DLQs 2,000 outstanding common shares.
General

18. We note the inclusion of Proposal No. 2A to remove the net tangible asset requirement
 Jeffrey Tirman
Abri SPAC I, Inc.
May 25, 2023
Page 5
      from Abri's current charter. In an appropriate place in your filing, please disclose the consequences if the approval for this proposal is not obtained. In addition, we note your disclosure that Abri believes that it may rely on another exclusion from the "penny stock"
      rules which relates to it being listed on the Nasdaq Capital Market. Please tell us the exemption upon which you plan to rely and provide your analysis in support of such reliance.
       You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at ###-##-#### with any other questions.



                                                           Sincerely,
FirstName LastNameJeffrey Tirman
                                                           Division of
Corporation Finance
Comapany NameAbri SPAC I, Inc.
                                                           Office of Trade &
Services
May 25, 2023 Page 5
cc:       Alex Weniger-Araujo, Esq.
FirstName LastName